File number ~~82 - 524~~

FRIENDS PROVIDENT

02 SEP -3 AM 11:09

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

Securities and Exchange Commission
Office of International Corporate Fina[redacted]
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

02049752

22 August 2002

SUPPL

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 2nd August 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release made by Friends Provident plc.

22nd August 2002 Sale & Distribution Agreement

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Mrs. Diana Monger
Assistant Group Secretary

Enc.

dlw 9/6

LSE / SecExch: SecExch 220802

Company	Friends Provident PLC
TIDM	FP.
Headline	Sale & Distribution Agreement
Released	07:06 22 Aug 2002
Number	2722A

22 August 2002

FRIENDS PROVIDENT PLC SECURES EXCLUSIVE DISTRIBUTION AGREEMENT WITH UK'S LEADING ESTATE AGENCY GROUP

Friends Provident plc ('Friends Provident'), one of the UK's leading life and pensions and asset management groups, announced that it has with immediate effect entered a strategic partnership with Countrywide Assured Group plc ('Countrywide') which involves:

- The exclusive right, under a 15-year agreement, to distribute mortgage-related protection products through Countrywide's 700 estate agency branches and its 650 licensed consultants. As a result of entering into this exclusive tie, Countrywide will cease to manufacture these products; and

- The sale of the existing 104-branch network of Friends Provident Estate Agencies Limited ('FPEA') to Countrywide. The 45 financial services consultants in FPEA will continue to sell Friends Provident mortgage-related products under the new 15-year agreement.

Following Friends Provident's recent acquisitions, this partnership further progresses the company's strategy to grow its share of the life and pensions market profitably and also supports Friends Provident's aim to expand and diversify distribution by working alongside key strategic partners.

The transaction is expected to be earnings enhancing for Friends Provident in 2003. In the first six months of 2002, Countrywide generated £8.9m of Annual Premium Equivalant (APE*) in protection products and is committed to growth plans in connection with its core mortgage and property transaction related activity.

Countrywide has approximately 168,000 mortgage clients and there is potential to sell other life, pensions and investment products to Countrywide Financial Services' customers in the future. Friends Provident is not purchasing Countrywide's existing portfolio of business.

Ben Gunn, Managing Director of Friends Provident Life and Pensions Limited, said:

"This exciting new partnership is with one of the UK's largest national estate agencies and mortgage-related financial services distributors. We will continue to seek quality distribution opportunities of this type to build our life and pensions business. Countrywide is a successful operation and will provide a good source of additional new business with attractive margins and the potential for further business growth in the future."

* *The Annual Premium Equivalent (APE) basis is regular premiums plus 10% of single premiums*

END

Notes to editors:

Friends Provident plc

With a history dating back to 1832, Friends Provident plc is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies with a market capitalisation of £2.6bn as at 21 August 2002. Friends Provident has two core businesses; the Life and Pensions business with a broadly based range of life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and Friends Ivory and Sime plc, which manages assets which were valued at some £66bn at the end of June 2002, and markets a wide range of investment products both to personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in Friends Ivory and Sime plc. Both of Friends Provident's core businesses are in the top 10 of their respective sectors.

On 31 July 2002, Friends Provident reported total life and pensions APE of £182m in the first half of 2002, an increase of 14% over the first half of 2001.

Friends Provident has also recently announced the acquisition of Royal & SunAlliance's offshore operations based in the Isle of Man in a transaction worth £133m. That transaction made Friends Provident one of the leading players in the profitable high growth offshore market with an estimated market share of some 9%.

Friends Provident Estate Agencies Limited

Friends Provident Estate Agencies Limited operates 104 offices across the South of England under the trading names of Fulfords, Chappell & Matthews, Palmer Snell and Carson & Company. The business was originally part of the operations of London and Manchester Group plc, acquired by Friends Provident in 1998. The net assets of Friends Provident Estate Agencies Limited at 31 December 2001 were £9.0m.

Countrywide Assured Group plc

Countrywide is a provider of financial and other services related to the sale and purchase of residential property with a powerful distribution capability arising from its 738 estate agency outlets. The group has five main divisions: Estate Agency, Financial Services, Life Assurance, Commercial and Professional and Conveyancing.

Enquiries:

Friends Provident

Di Skidmore
Media and Analyst Communications Manager
Telephone: 01306 654483

Jim Murdoch
Retail Communications Manager
Telephone: 01722 311447

Merrill Lynch

Richard Slimmon
Telephone: 020 7995 1313

Bell Pottinger

John Coles
Telephone: 020 7861 3232